

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 13, 2009

Christopher M. Dubeau
Chief Executive Officer
Atlantis Technology Group
100 NE 80th Terrace
Miami, FL 33138

> **Re:    Atlantis Technology Group**
> **Item 4.01 Form 8-K**
> **Filed November 12, 2008**
> **File No. 000-16286**

Dear Mr. Dubeau:

We issued comments to you on the above captioned filing on November 18, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 27, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 27, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's IDEA system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at, (202) 551-3688 if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief